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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 33-52831

                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
               [ ] Form N-SAR

For Period Ended:        June 30, 1994
                 --------------------------------------------------------------

[   ]     Transition Report on Form 10-K          [   ]     Transition Report on
                                                            Form 10-Q
[   ]     Transition Report on Form 20-F          [   ]     Transition Report on
                                                            Form N-SAR
[   ]     Transition Report on Form 11-K

For the Transition Period Ended:
                                -----------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------
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                         PART I.  REGISTRANT INFORMATION

Full name of registrant          PLC CAPITAL L.L.C.
                       --------------------------------------------------------
Former name if applicable
                         ------------------------------------------------------

       2801 Highway 280 South
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Address of principal executive office (STREET AND NUMBER)

       Birmingham, Alabama  35223
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City, State and Zip Code


                        PART II.  RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          PLC Capital L.L.C. (the "Company") is a limited liability company formed under the laws of the State of Delaware on March 24, 1994. Protective Life Corporation owns, directly and indirectly, all the outstanding common limited liability company interests ("Common Securities") of the Company, which Common Securities are nontransferable. The Company was formed by Protective Life solely to issue preferred limited liability company interests
("Preferred Securities") and Common Securities (collectively, the "Membership Securities") and to lend the proceeds thereof to Protective Life. The payment of dividends and all payments on liquidation or redemption with respect to the Preferred Securities are fully and unconditionally guaranteed by Protective Life as and when due to the extent described in Registration Statement No. 33-52831, pursuant to which the Preferred Securities and the guarantee of Protective Life Corporation were registered under the Securities Act of 1933, as amended (the "Securities Act"). The Company has no operating history and is not engaged in (and will not engage in) any activity other than the issuance of its Membership Securities and the lending of the net proceeds thereof to Protective Life.

          By letter dated August 8, 1994, counsel to the Company submitted on behalf of the Company a request to the Commission for (i) an order, pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") exempting the Company from the periodic reporting requirements of Sections 13(a) and 15(d) of the Exchange Act or (ii) in the alternative, confirmation from the staff of the Commission that it will not recommend any enforcement action if the Company does not comply with the periodic reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

          On August 12, 1994, a member of the staff of the Commission informed counsel to the Company by telephone that the staff would not be able to respond to the Company's no-action letter request prior to August 15, the due date for the reporting period ended June 30, 1994. As a precautionary measure and without prejudice to its request for no-action/exemptive relief, therefore, the Company has determined to file a Form 10-Q for the period ended June 30, 1994. Separate financial statements have not been prepared for the Company prior to the date hereof. Because of the need to prepare separate financial statements of the Company for the Form 10-Q, the Company will not be able to file the Form 10-Q on August 15. The Company will file the Form 10-Q on or before the fifth calendar day following August 15, 1994.


                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Deborah J. Long            205               879-9230
                 (Name)             (Area Code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ X ] Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                             [   ] Yes  [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PLC CAPITAL L.L.C.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 15, 1994                   By /s/ Deborah J. Long
    ----------------------------------     ------------------------------------
                                           Senior Vice President and
                                           General Counsel

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.